SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	2008 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Hutchison Telecom

2008 Interim Report

delivering transforming growing

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Hutchison Telecommunications International Limited

Corporate Information

Board of Directors

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

LUI Dennis Pok Man, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

CHAN Ting Yu, LLB, BA, PCLL

(also Alternate to Lui Dennis Pok Man)

WONG King Fai, Peter, MSc, FHKIE

Non-executive Directors

CHOW WOO Mo Fong, Susan, BSc

(also Alternate to Fok Kin-ning, Canning and Frank John Sixt)

Frank John SIXT, MA, LLL

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

(Alternate to Tim Lincoln Pennington)

MA Lai Chee, Gerald, BCom, MA

(Alternate to Wong King Fai, Peter)

Audit Committee

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

Remuneration Committee

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

Qualified Accountant

LEE Chi Hung, Nicky, BA, CPA (HK)

Auditor

PricewaterhouseCoopers

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

Notes:

(1)	Mr Tim Lincoln Pennington has tendered his resignation as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008;

(2)	Mr Christopher John Foll will succeed Mr Pennington and be appointed as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008; and

(3)	Mr Woo Chiu Man, Cliff, who will cease automatically to act as Alternate Director to Mr Pennington with effect from 20 August 2008, will be appointed as Alternate Director to Mr Foll with effect from 20 August 2008.

Contents

¡	Corporate Information

2	Operational Highlights

3	Chairman’s Statement

9	Group Capital Resources and Other Information

15	Disclosure of Interests

23	Corporate Governance

24	Report on Review of Interim Financial Report

25	Condensed Consolidated Profit and Loss Account

26	Condensed Consolidated Balance Sheet

27	Condensed Consolidated Cash Flow Statement

30	Condensed Consolidated Statement of Recognised Income and Expense

31	Notes to the Condensed Consolidated Interim Accounts

¡	Information for Shareholders

2	Hutchison Telecommunications International Limited 2008 Interim Report

Operational Highlights

¡	Customer base increased 10.3% quarter-on-quarter to 11.1 million

¡	Turnover increased 22.0% to HK$11,760 million

¡	EBITDA up 14.7% to HK$3,223 million

¡	Operating profit at HK$2,281 million, including one-time gains of HK$1,463 million

¡	Profit attributable to equity holders of the Company at HK$1,165 million

¡	Earnings per share attributable to equity holders of the Company at HK$0.24

Hutchison Telecommunications International Limited 2008 Interim Report	3

Chairman’s Statement

The Group once again delivered a strong underlying performance for the first six months of 2008. Our customer base increased 67.9% year on year to 11.1 million and turnover increased 22.0% to approximately HK$11.8 billion compared to the same period last year. Profit from continuing operations attributable to equity holders of the Company was HK$1,165 million including one time items, compared to HK$57 million in the same period last year.

Our mobile operations in Hong Kong and Israel, fuelled by strong 3G customer growth, again performed well in the first half of 2008 despite intense competition and high penetration in these two markets. Both businesses not only maintained the customer growth momentum but also delivered double digit Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) growth and strong free cash flow in the first half of the year. We are delighted to see Hong Kong and Israel harvesting the results of our investments in telecommunications technology, infrastructure and customers over the years. Equally our fixed-line business in Hong Kong also continued its encouraging performance with a 19% operating profit growth compared to the same period last year, reflecting success in the carrier and international business as well as the corporate and business sectors.

On 25 July 2008 the Group completed the acquisition of NEC Corporation’s 5% interest in our 2G and 3G businesses in Hong Kong and Macau. Our decision to increase our stake in these businesses from 70.9% to 75.9% reconfirms our confidence in their long term value and potential.

In Indonesia we have seen good sales momentum since launch of service in the first half of 2007. During the period we undertook a number of strategic actions to accelerate our network rollout. We have entered into an agreement for the sale and lease back of tower sites announced in March 2008 and extended our relationships with vendors. We expect further challenges ahead of us but believe we have laid a solid foundation to capture the potential of this market. Vietnam remains a market of tremendous growth potential and we have made good progress on the conversion from CDMA to GSM technology and towards the targeted re-launch of mobile services at the end of this year.

Our business in Thailand recorded EBITDA that covered its capital expenditure. However, the development set out in the non-binding Memorandum of Understanding that we signed with CAT Telecom Public Company Limited in November 2007 has not progressed. We also encountered some setbacks in our business in Sri Lanka which were compounded by the continued economic turmoil and tightened security situation. However, we remain committed to the market and continue the aggressive network expansion started in 2007.

Finally we completed the sale of our indirect interests in Ghana on 11 July 2008 and will record a gain on disposal of approximately HK$295 million in the second half of 2008.

The Company did not declare any dividends for the six months ended 30 June 2008. Our 2008 dividend policy for a minimum payout of 30% of the Group’s profit attributable to equity holders of the Company adjusted for foreign exchange gains or losses, abnormal items and acquisitions or disposals remains unchanged.

Group Review

The Group’s unaudited profit from continuing operations attributable to equity holders of the Company in the first six months of 2008 was HK$1,165 million compared to HK$57 million in the same period last year. The basic earnings per share from continuing operations in the first six months of 2008 were HK$0.24 compared with HK$0.01 in the same period last year.

Financial Results for the Six Months Ended 30 June 2008

Turnover of the Group increased 22.0 % to HK$11,760 million in the first six months of 2008, compared to HK$9,639 million in the same period last year, driven primarily by growth in our customer base which increased 67.9% year-on-year to 11.1 million. The appreciation of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar has once again favoured a higher reported group turnover in Hong Kong Dollar terms.

All of the Group’s businesses recorded increased turnover with particularly strong growth from Israel, Hong Kong fixed-line and Thailand. Turnover from Israel represented 59.4% of the Group’s total turnover whilst Hong Kong and Macau accounted for 31.9% (of which mobile operations accounted for 20.4% and fixed-line operations 11.5%), Thailand 5.3%, Indonesia 1.3% and “Others” 2.1%.

In the first half of 2008 the Group increased its EBITDA by 14.7% to HK$3,223 million, compared to HK$2,810 million in the same period last year. Growth in EBITDA was particularly strong in Israel, Hong Kong mobile and Hong Kong fixed-line, largely as a result of revenue growth. As a percentage to turnover, EBITDA was 27.4% in the first six months of 2008, a drop of 1.8% compared to 29.2% in the same period last year, reflecting higher network expansion expenses from our Indonesian, Vietnamese and Sri Lankan operations.

4	Hutchison Telecommunications International Limited 2008 Interim Report

Chairman’s Statement

Depreciation and amortisation increased 21.4% to HK$2,406 million, compared to HK$1,982 million in the same period last year, reflecting capital expenditure incurred in prior periods for network expansion offset by the decrease in Thailand as a result of the impairment charges on non-current assets taken last year. In the first half of 2008, we also accelerated depreciation on certain network assets in Vietnam and Israel totaling HK$305 million.

Operating profit for the first half of 2008 increased 174% to HK$2,281 million. This significant increase in operating profit was partly due to one-time gains of HK$1,463 million arising from the first tranche of the tower sale in Indonesia and also compensation from a key supplier to our business in Indonesia recognised as other income. This compensation is in the form of credit vouchers received upon PT. Hutchison CP Telecommunications (“HCPT”) waiving certain contractual obligations of the network supplier in Indonesia. Excluding these one-time gains and the accelerated depreciation charges, like-for-like operating profit would have been HK$1,123 million, compared to HK$832 million in the same period last year, where improved operating profits from Israel, Hong Kong and Thailand were offset by higher start up losses from Indonesia, Vietnam and Sri Lanka.

In the first six months of 2008, the Group recorded a net interest income of HK$116 million compared to a net interest expense of HK$169 million in the same period last year. The interest income earned during the period was HK$632 million, primarily from the Group’s treasury operations which manage the retained cash balance of approximately HK$35.2 billion, broadly achieving a return in line with London US Dollar Interbank rate.

Taxation charges in the first half of 2008 increased to HK$434 million, compared to HK$322 million in the same period last year, up 34.8% partly due to higher profit recorded by Israel resulting in increased current taxation, withholding tax charge on intra-group dividends received and the Group’s fixed-line operations recognising a deferred tax charge.

The Group recorded a profit from continuing operations of HK$1,963 million in the first six months of 2008 compared to HK$341 million in the same period last year. Excluding the one-time adjustments, profit for the period would have been HK$805 million. Profit from continuing operations attributable to shareholders was HK$1,165 million, compared to HK$57 million in the first half of 2007.

Operations Review

Indonesia

In the first half of 2008, we completed a few major initiatives to solidify our start-up position and to position the business to capture the growth potential. These included entering into an agreement to sell 3,692 towers to PT. Profesional Telekomunikasi Indonesia (“Protelindo”) to release up to US$500 million (approximately HK$3,882 million) of capital to support our future network expansion. In addition we extended our network supply agreement with Nokia Siemens Networks and entered into new contracts with ZTE Corporation to support our accelerated network rollout plan in Sulawesi and Kalimantan. At the end of June 2008 more than 4,000 base stations were on air and we are well on our way to achieving our target of 6,000 base stations by year end.

Financial Results for the Six Months Ended 30 June 2008

Turnover in the first half of 2008 was HK$150 million, an increase of 28.2% from HK$117 million in the second half of last year. In the first half the revenue increased at slower rate than expected mainly due to the intensified competition and the reduction in the interconnection charges which triggered price reductions in the market. Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) increased to HK$348 million from HK$138 million in the first half of 2007 and HK$337 million in the second half of 2007, owing to higher operating costs resulting from network expansion and significant increase in the number of leased base stations sites rather than self built sites which generally have lower operating costs to compensate for the higher level of capital expenditure incurred in a self built site. During the period, there were two major one-time gains totaling HK$1,463 million which brought operating profit to HK$950 million. A disposal gain of HK$732 million on the first tranche of 1,128 towers transferred to Protelindo was recognised in the second quarter. Another one-time gain of HK$731 million was recognised as other income in the first half of 2008 relating to the network supplier’s compensation in the form of credit vouchers to the Group’s Indonesian operations. If the one-time gains from these two transactions were excluded, the Group’s Indonesian operations would have reported an operating loss of HK$513 million compared to an operating loss of HK$139 million in the same period last year.

In the first half of 2008, depreciation and amortisation was HK$165 million, representing the depreciation charge on recognised capital expenditure and amortisation charge on a capitalised telecommunications licence.

Hutchison Telecommunications International Limited 2008 Interim Report	5

Chairman’s Statement

Capital expenditure was HK$947 million in the first half of 2008, principally representing the investment in network rollout being recognised as non-current assets. We expect several milestones to be reached in the second half of 2008 so have not changed our capital expenditure guidance for the year of HK$4,000 million.

Benefiting from the proceeds received from the tower sale in the period, the outstanding debt under the vendor finance facility was reduced to HK$1,439 million at the end of June 2008, compared to HK$1,807 million at the end of 2007. Shareholder funding at the end of the period was HK$2,361 million of which the Group’s contribution was HK$1,422 million.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses was 6.5% higher at HK$3,751 million in the first six months of 2008 compared to HK$3,521 million in the same period last year. EBITDA increased 11.8% to HK$1,384 million in the first six months of 2008 whilst EBITDA margin was 36.9%.

Hong Kong and Macau Mobile

We continue our 3G market leadership and delivered a superior performance in Hong Kong and Macau. According to figures released by the Office of the Telecommunications Authority of Hong Kong SAR we have over 50%1 share of the 3G market in Hong Kong. Our leadership will be further enhanced by being the first operator in Hong Kong to launch iPhone 3G in July 2008 which was met with exceptional levels of market response.

Financial Results for the Six Months Ended 30 June 2008

Turnover of our Hong Kong and Macau mobile operations was up 3.3% to HK$2,399 million in the first six months of 2008 compared to HK$2,322 million in the same period last year. Mobile service revenue grew at a faster rate than total turnover driven mainly by a 15.9% growth in the customer base during the period offset by less handset sales as certain customers were expecting popular models, such as iPhone 3G, to be launched in the second half of the year.

EBITDA was 13.3% higher than that for the same period last year at HK$875 million, representing an improvement in the EBITDA margin by 3.3% to 36.5%, attributable to increased roaming and higher non-voice revenue where we have higher margins as well as better economies of scale and continued cost control. Excluding expenditure on customer acquisition and retention, operating expenses were maintained at similar level for the same period last year despite increased activity levels.

Depreciation and amortisation increased to HK$638 million, 19% higher compared to the first half of last year, due partly to the 3G network investment in Macau incurred last year and to an increase in the amortisation of capitalised customer acquisition and retention expenditure incurred in previous periods.

As a result of the growth in recurring revenue and an efficient cost structure offset by higher depreciation and amortisation, operating profit was HK$237 million, 1% higher than that for the same period last year.

In the first half of 2008, capital expenditure on fixed assets increased to HK$229 million, or 9.5% of turnover. The operation generated improved cashflow and was able to reduce external debt by HK$379 million to HK$4,367 million.

Hong Kong Fixed-line

We own and operate what we believe is the largest fibre-optic building-to-building telecommunications network in Hong Kong, with over 945,000 kilometres of core fibre-optic cable. Fibre-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. During the period we continued to see success in further penetrating the corporate and business market which is an area we will continue to focus on.

Financial Results for the Six Months Ended 30 June 2008

Turnover of the Group’s fixed-line business increased 12.8% to HK$1,352 million in the first six months of 2008 from HK$1,199 million. Turnover from the corporate and business market increased 33.0% compared to the same period last year, driven not only by the continued growth in data businesses from the government and finance

[1]	The Group’s Hong Kong 3G customer base in April 2008 as a percentage to the April 2008 3G customer statistics published by the Office of the Telecommunications Authority of Hong Kong SAR

6	Hutchison Telecommunications International Limited 2008 Interim Report

Chairman’s Statement

and banking sectors in the first half of 2008, but also the healthy and sustained growth in voice business where the Group’s fixed-line business continued to benefit from business line number porting. We also saw a 14.8% growth in the international and carrier business turnover compared to the same period last year mainly driven by the increased presence of our businesses in markets with high growth potential, expanded international network footprint and the provision of certain premium network routings which together enabled us to broaden our customer base and solicit high yield carrier customers.

EBITDA was HK$509 million in the first half of 2008 compared to HK$466 million in the same period last year. The EBITDA margin was 37.6%, as compared to 38.9% in the first half of 2007 which was due to the growth of the international and carrier business that typically carries a relatively lower margin than corporate and residential markets.

As a result of the foregoing, operating profit in the first six months of 2008 was HK$180 million, an increase of 19% from HK$151 million in the same period last year.

Capital expenditure on fixed assets was HK$124 million as compared to HK$185 million in the same period last year, principally on the enhancement of our core fibre-optic networks and increased geographical coverage of high speed broadband services.

Israel

Partner Communications Company Ltd. (“Partner Communications”) continued to make solid progress by focusing on its strategy of offering innovative technology, service excellence and a differentiated marketing approach. The orangeTM brand continues to be one of the most widely admired brands in Israel being awarded the leading telecom brand in Israel for the sixth consecutive year by Globes, an Israeli daily business newspaper. This has contributed to the strong growth in 3G customers during the first half of 2008. Partner Communications continues to be an integral part of the Group contributing 59.4% of turnover and 73.5% of EBITDA in the first half of 2008.

Financial Results for the Six Months Ended 30 June 2008

Partner Communications continued to deliver strong financial result for the first half of 2008. Turnover increased 29.0% from the same period last year to HK$6,990 million, representing a 8.5% underlying growth in local currency terms. Turnover in Hong Kong Dollar terms was boosted by a favourable foreign exchange impact resulting from the appreciation of NIS during the period. The increase primarily reflects the 4.5% growth in the customer base, an increase in the weight of post-paid customers in our base, higher average minutes of use, as well as an increase in content and data revenues. Non-voice revenue increased three percentage points to 13% of revenue, as compared with 10% in the same period last year. The higher revenues were partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximately 14% reduction in interconnect tariffs which came into effect on 1 March 2008, being the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

EBITDA was reported at HK$2,369 million 32.4% higher when compared with HK$1,789 million in the same period last year mainly due to the higher level of revenue. The EBITDA margin was higher than that for the first half of 2007 by approximately one percentage point at 33.9%, reflecting a tight operating cost structures aligning with growth in revenue, lower customer acquisition costs which were partially offset by increase in expenditure on customer retention. Depreciation and amortisation increased HK$250 million to HK$1,025 million compared with the same period last year, mainly due to the acceleration in depreciation charge resulting from an agreement entered into with LM Ericsson Israel Ltd in December 2007 to replace the then existing 3G equipment.

Partner Communications’ operating profit increased to HK$1,345 million in the first six months of 2008 compared to HK$1,018 million in the same period last year.

Capital expenditure was HK$546 million compared to HK$364 million in the same period last year reflecting mainly the impact of the appreciation of the NIS against Hong Kong Dollar.

In the period Partner Communications expended HK$453 million to buy back its own shares. The Group’s interest in Partner Communications increased to 50.9% from 50.2% of the year end as a result of the share buyback.

Hutchison Telecommunications International Limited 2008 Interim Report	7

Chairman’s Statement

Thailand

The Group’s operation in Thailand showed a significant improvement in its operating results for the first six months of 2008, particularly in customer and turnover growth. In the first half of 2008 the Thailand operations delivered its key financial target of EBITDA that covered its capital expenditure. However the business environment is still tough and the market is clouded with uncertainty with respect to some aspects of the regulatory framework. Coupled with weak consumer confidence from rising inflation and political uncertainty, the Group is maintaining its cautious view on further investment in Thailand.

Financial Results for the Six Months Ended 30 June 2008

Turnover was HK$621 million for the first six months of 2008, an increase of 25.5% from HK$495 million in the same period last year. The strong growth compared to first half of 2007 was mainly driven by 40.3% increase in the customer base and success in tariff plan restructuring.

EBITDA was HK$59 million in the first six months of 2008, representing an almost two-fold improvement from EBITDA of HK$32 million in the same period last year as operating cost increases and the subscriber acquisition cost increases were kept under control despite the fact that customer base increased by 321,000 during the year.

Operating profit for the first half of 2008 was HK$59 million, turned around from an operating loss of HK$273 million in the same period last year. The improvement in operating results was primarily due to significantly lower depreciation and amortisation charges for the period compared with first half of 2007 as a result of the impairment charge taken in the second half of last year on the non-current assets as well as the strong growth in turnover.

Capital expenditure in the period was HK$18 million compared to HK$17 million in the same period last year.

During the first half of 2008 the Group closed out US$470 million (THB 15,547 million or HK$3,665 million) foreign currency swap contracts. These contracts committed the Group to sell Thai Baht and buy US Dollar at pre-agreed rates. The Group entered into these contracts to fulfill local exchange controls when it injected additional funding into Thailand for repayment of its outstanding external debts in 2007. The Group recognised a loss of HK$5 million in its profit and loss statement in respect of these transactions. As at 30 June 2008 the Group had remaining contracts to sell Thai Baht and buy US Dollars with a notional amount of US$625 million (THB21,067 million or HK$4,874 million).

Others

“Others” is currently comprised of Vietnam, Sri Lanka, Ghana and Corporate Office.

Sri Lanka

Turnover for the first six months increased 3.5% to HK$89 million, compared to HK$86 million in the same period last year. The slow down in turnover growth reflects the worsening of economic condition in the country which has led to a significant reduction in tariff and underlying customer usage.

EBITDA was HK$34 million, a decrease of 26.1% from HK$46 million in the same period last year. The fall in EBITDA was largely attributable to the increase in network costs, resulting from the additions of base stations and the associated running expenses, rise in electricity unit charges as well as general increase in price levels caused by inflation which stood at 28%.

Depreciation and amortisation charges also increased 27% to HK$19 million compared to HK$15 million in the same period last year, primarily due to the increase in network assets recognised during the period. As a result of these factors operating profit for the six months in 2008 was HK$15 million, a decrease of 51.6% compared to HK$31 million in the first half of 2007.

Capital expenditure increased 2.9% compared to the same period last year to HK$71 million, driven mainly by network expansion.

Vietnam

In Vietnam, following the granting of an investment certificate for a GSM network, the operations stopped customer recruitment and existing customers were migrated to a third party network. The customer migration has completed and the GSM network development is progressing with a target to re-launch services at the end of this year.

In the first half of 2008 we recorded an accelerated depreciation of HK$181 million on the CDMA equipment and other capitalised assets which cannot be redeployed in the new GSM network and as such have depreciated to residual value. This led to an increase in the depreciation charged for the period to HK$223 million compared to HK$16 million in the same period last year. The operating loss for the first half of 2008 increased to HK$396 million compared to operating loss of HK$114 million in the same period last year.

8	Hutchison Telecommunications International Limited 2008 Interim Report

Chairman’s Statement

Capital expenditure in the first half of 2008 was HK$204 million reflecting the slow down in the deployment of the CDMA network. Depending on timing we expect to see a significantly higher capital expenditure in the second half of 2008 as we accelerate the network development in preparation for the re-launch of services.

Ghana

The Group completed the sale of its indirect interests in Ghana on 11 July 2008. The Group is expected to realise an estimated gain of approximately HK$295 million in the second half of 2008 and a net cash inflow of approximately HK$545 million. For the six months ended 30 June 2008 Ghana recorded an operating loss of HK$13 million.

Corporate – Treasury

As at 30 June 2008 our treasury operations maintained a cash balance of HK$35.8 billion. The cash was held primarily in short term money market deposits in US dollar earning an average return of 2.95% in the first half of 2008. The interest income recorded on the cash balance was HK$527million in the first half of 2008.

Outlook

We reported a good performance in the first half of 2008 and progress in our emerging markets. With the positive actions we took in 2007 to address the issues that were most challenging to us we now have a clear visibility to the opportunities ahead of us. Looking ahead to the second half of 2008, Indonesia and Vietnam will continue to require our attention and resources to accelerate the expansion and rollout of networks in these two major markets. We are still focusing on our cash generating businesses in Hong Kong and Israel to keep the growth momentum and also look for further development by leveraging the success we have built in these two markets. Accordingly the Group’s capital expenditure guidance is maintained at HK$7.0 billion for 2008.

During the period we have evaluated a number of opportunities to expand the Group’s operations. In the main we continue to see that price expectations for emerging market telecom assets have not been significantly dampened. There remain opportunities to expand the Group’s business but we are not optimistic that this will be achieved in the second half of 2008.

We continue to be aware of developments in the global economy. There is evidence of some deterioration in our operating environment as the impact of higher inflation and lower growth affects consumer spending. We are also concerned about the availability of capital and credit in view of the global credit crunch. However, we are a well capitalised company and during this period would aim to maintain high levels of liquidity to ensure we can meet our operating objectives.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 19 August 2008

Hutchison Telecommunications International Limited 2008 Interim Report	9

Group Capital Resources and Other Information

Capital Resources and Liquidity

The capital and reserves attributable to equity holders of the Company as at 30 June 2008 were approximately HK$53,033 million, compared with HK$51,284 million as at 31 December 2007.

During the period the Group entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (approximately HK$3,882 million). Completion of the sale is expected to occur in tranche over a two-year period. During the six months ended 30 June 2008, sale of first tranche comprising 1,128 sites was completed and resulted in a cash inflow of US$152 million (HK$1,189 million).

The net cash of the Group was approximately HK$25,965 million, comprising the cash and cash equivalents of approximately HK$37,234 million and borrowings of approximately HK$11,269 million, as follows:

	Total debt HK$ millions	As at 30 June 2008 Cash and cash equivalents HK$ millions	Net cash / (debt) HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(4,367)	378	(3,989)
Fixed-line telecommunications	—	461	461
Israel	(4,943)	255	(4,688)
Thailand	(390)	14	(376)
Indonesia	(1,439)	282	(1,157)
Corporate – Treasury	—	35,824	35,824
Others	(130)	20	(110)

	(11,269)	37,234	25,965

The Group’s cash and cash equivalents as at 30 June 2008 were denominated as follows:

	HK$	USD	NIS	THB	Others	Total
Within 1 year	3.2%	96.3%	0.2%	0.0%	0.3%	100.0%

The Group’s borrowings as at 30 June 2008 were denominated and repayable as follows:

	HK$	USD	NIS	THB	LKR	Total
Within 1 year	36.1%	16.5%	3.9%	2.8%	0.5%	59.8%
In year 2	—	0.3%	14.5%	—	—	14.8%
In year 3	—	—	14.5%	—	—	14.5%
In year 4	—	—	10.9%	—	—	10.9%
In year 5	—	—	—	—	—	—

	36.1%	16.8%	43.8%	2.8%	0.5%	100.0%

As at 30 June 2008, approximately 96.6% of the Group’s borrowings bear interest at floating rates and the remaining 3.4% are at fixed rates.

10	Hutchison Telecommunications International Limited 2008 Interim Report

Group Capital Resources and Other Information

As at 30 June 2008,

¡	total borrowings of HK$135 million (as at 31 December 2007 – HK$182 million) were guaranteed by members of the Hutchison Whampoa group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and Hutchison Whampoa group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of Hutchison Whampoa Limited and its related companies in respect of such guarantees for so long as there remains a guarantee liability.

¡	fixed assets and current assets of certain subsidiaries amounting to HK$2,771 million (as at 31 December 2007 – HK$4,971 million) and HK$640 million (as at 31 December 2007 – HK$2,398 million), respectively were used as collateral for certain credit facilities of certain subsidiaries. The current portion of borrowings of the Group was secured to the extent of HK$1,806 million (as at 31 December 2007 – HK$4,600 million). No non-current portion of borrowings of the Group was secured as at 30 June 2008 (as at 31 December 2007 – HK$1,807 million).

The non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

Derivatives

On 1 January 2008 and as at 30 June 2008, certain forward foreign exchange contracts with notional amount of US$1,095 million and US$625 million respectively were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operations arising from its US dollar intercompany loans from the Group.

Hutchison Telecommunications International Limited 2008 Interim Report	11

Group Capital Resources and Other Information

Capital Expenditure

The Group’s capital expenditures for continuing operations in the first six months of 2007 and 2008 were as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2007	2008	2007	2008
Israel	364	546	1	—
Hong Kong mobile	192	229	247	271
Hong Kong fixed-line	185	124	14	21
Thailand	17	18	—	—
Indonesia	66	947	79	—
Others	649	278	—	—

Total capital expenditures for continuing operations	1,473	2,142	341	292

Capital expenditure on fixed assets in the first six months of 2008 was HK$2,142 million, increased from HK$1,473 million in the same period last year. Capital expenditure on fixed assets in Israel increased in part in connection with the continued build-out of Partner Communications’s transmission network. The increase in capital expenditure on fixed assets in Indonesia operations mainly reflected the capital expenditure incurred for the network rollout. Capital expenditure on fixed assets in Hong Kong mobile also increased HK$37 million to HK$229 million, reflecting continued investment on network upgrade and expansion to support growth in customer base. Others comprised mainly network equipment purchases in our Vietnamese and Sri Lankan operations for HK$204 million and HK$71 million respectively.

Capital expenditure on other intangible assets was comprised mainly of telecommunication licenses, customer acquisition and retention costs, brand name and customer base. It was HK$292 million in the first six months of 2008, compared with HK$341 million in the same period last year.

Treasury Policies

The Group’s overall treasury and funding policies focus on financial risk management, including interest rate and foreign exchange risks, on cost efficient funding of the operations of its companies and prudent management of inherent and counter-party risks.

In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Long-term surplus funds are to be managed in a prudent manner, usually in the form of bank deposits with banks or financial institutions attaining a minimum credit rating of AA-/Aa3 as assigned by Standard & Poor’s and Moody’s to manage counterparty risk. Alternatively, surplus funds can be invested in marketable securities such as US Treasury Bills or Commercial Papers/Certificates of Deposits issued by credit-worthy counterparties with short term ratings at A1/P1 and long-terms ratings at or above AA-/Aa3 as assigned by Standard & Poor’s/Moody’s. The selected counterparties and investment products must be approved by the Company’s Chief Financial Officer.

12	Hutchison Telecommunications International Limited 2008 Interim Report

Group Capital Resources and Other Information

Contingent Liabilities

As at 30 June 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to HK$60 million (as at 31 December 2007 - HK$60 million).

(b)	a total of 16 claims (as at 31 December 2007 - 12) against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2007	As at 30 June 2008
Alleged violation of antitrust law	238	277
Alleged consumer complaints	5,025	2,490
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,310

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims, and therefore no provision has been made.

(c)	potential claim of approximately NIS 42.5 million (approximately HK$98 million) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

Subsequent Event

On 11 July 2008, the Group completed its disposal of the indirect interests in the Ghana operations and the Group is expected to realise a gain of approximately HK$295 million.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

Staff

At the end of June 2008, Hutchison Telecom had approximately 9,700 dedicated staff contributing to the Group’s operational excellence. Our staff members come from diverse cultural background with varied expertise and local market insights and experience. Hutchison Telecom promotes synergies and competence sharing among its global staff force. Staff members of the Group are exposed to ample opportunities to exchange best practice and collaborate on strategic planning and initiatives, greatly broadening their horizon and personal and career development.

Each operation devises its own training and development programmes to meet specific market challenges.

Hutchison Telecommunications International Limited 2008 Interim Report	13

Group Capital Resources and Other Information

Unaudited Key Performance Indicators for Second Quarter 2008

Customer Base	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649
Indonesia	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625	—	—	—
Israel	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781
Sri Lanka (#)	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002	819	—	819
Thailand	1,117	418	699	1,071	405	666	978	372	606	884	346	538	796	317	479

Total (#)	11,062			10,029			9,445			8,599			6,587

(#)

The customer base for Sri Lanka is expected to be revised downward substantially in Q3 2008; see discussion of Sri Lanka on page 3 of the Company‘s announcement on the unaudited key performance indicators for the second quarter dated 19 August 2008.

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	148	210	24	149	208	24	161	218	28	162	216	29	160	214	27
Indonesia	IDR (‘000)	12	108	12	14	120	14	15	114	15	—	—	—	—	—	—
Israel	NIS	158	X	X	155	X	X	157	X	X	165	X	X	157	X	X
Sri Lanka	LKR	163	—	163	193	—	193	242	—	242	287	—	287	311	—	311
Thailand	THB	386	784	147	405	808	157	417	813	165	434	815	183	463	843	200

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	The data for Ghana and Vietnam are excluded.

14	Hutchison Telecommunications International Limited 2008 Interim Report

Group Capital Resources and Other Information

MOU[1]	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	462	672	42	461	655	43	491	680	49	506	691	51	490	673	47
Indonesia	82	117	82	94	104	94	83	59	83	—	—	—	—	—	—
Israel	368	X	X	359	X	X	345	X	X	343	X	X	331	X	X
Sri Lanka	54	—	54	60	—	60	69	—	69	81	—	81	93	—	93
Thailand	607	1,086	319	632	1,134	324	643	1,110	347	648	1,088	358	638	990	393

Notes:

(1)    The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2)    The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)    The data for Ghana and Vietnam are excluded.

Churn[1]	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%
Indonesia	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—	—	—	—
Israel	1.3%	X	X	1.7%	X	X	1.3%	X	X	1.1%	X	X	1.2%	X	X
Sri Lanka	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%
Thailand	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Hutchison Telecommunications International Limited 2008 Interim Report	15

Disclosure of Interests

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2008, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and Short Positions in the Shares, Underlying Shares in and Debentures of the Company

Long Positions in the Shares and Underlying Shares in the Company

				Number of underlying shares held
Name of Director / Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0251%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%

Lui Dennis Pok Man	Beneficial owner	Personal interest	100,000	—	9,000,000 (Note 3)	0.1901%

Tim Lincoln Pennington (Note 4)	Beneficial owner	Personal interest	1,667,000	—	1,666,666 (Note 3)	0.0697%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	3,333,333 (Note 3)	0.0717%

Wong King Fai, Peter (Note 5)	Beneficial owner	Personal interest	—	—	2,666,667 (Note 3)	0.0557%

John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 6)	—	0.0022%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	—	—	2,333,333 (Note 3)	0.0488%

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.

2.	17,000 American Depositary Shares (each representing 15 ordinary shares in the Company) were held by Mr Frank John Sixt.

3.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on pages 20 to 21.

4.	Mr Tim Lincoln Pennington has tendered his resignation as a director of the Company with effect from 20 August 2008.

5.	Mr Wong King Fai, Peter was appointed as a director of the Company on 3 January 2008.

6.	7,000 American Depositary Shares (each representing 15 ordinary shares in the Company) were held jointly by Mr John W Stanton and his spouse.

16	Hutchison Telecommunications International Limited 2008 Interim Report

Disclosure of Interests

(II)	Interests and Short Positions in the Shares, Underlying Shares in and Debentures of the Associated Corporations of the Company

Long Positions in the Shares, Underlying Shares in and Debentures of the Associated Corporations of the Company

Mr Fok Kin-ning, Canning had, as at 30 June 2008, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in Hutchison Whampoa Limited (“HWL”);

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.143% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 30 June 2008, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 30 June 2008, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr Wong King Fai, Peter had, as at 30 June 2008, family interests in 22,000 ordinary shares, representing approximately 0.00052% of the then issued share capital, in HWL held by his spouse.

Hutchison Telecommunications International Limited 2008 Interim Report	17

Disclosure of Interests

Mr John W Stanton had, as at 30 June 2008, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr Kevin Westley in his capacity as a beneficial owner had, as at 30 June 2008, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 30 June 2008, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

Save as disclosed above, as at 30 June 2008, none of the Directors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be recorded in the register kept by the Company or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

18	Hutchison Telecommunications International Limited 2008 Interim Report

Disclosure of Interests

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 30 June 2008, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange:

Interests and Short Positions of Substantial Shareholders in the Shares and Underlying Shares in the Company

Long Positions in the Shares in the Company

Name	Capacity	Number of shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner (ii) Interest of a controlled corporation	2,619,929,104) (Note 1)) 217,476,654) (Note 1))	59.28%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,837,405,758 (Note 1)	59.28%

Ommaney Holdings Limited (“OHL”)	Interest of controlled corporations	2,837,405,758 (Note 1)	59.28%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,837,405,758 (Note 1)	59.28%

HWL	Interest of controlled corporations	2,837,405,758 (Note 1)	59.28%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,889,498,345 (Note 2)	60.37%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,889,498,345 (Note 3)	60.37%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,889,498,345 (Note 4)	60.37%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,889,498,345 (Note 4)	60.37%

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,889,651,625) (Note 5))

	(ii) Interest of controlled corporations	266,621,499) (Note 6))	65.94%

Yuda Limited	Beneficial owner	266,375,953 (Note 7)	5.57%

Hutchison Telecommunications International Limited 2008 Interim Report	19

Disclosure of Interests

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 ordinary shares in the Company which HTIHL had direct interest and 217,476,654 ordinary shares in the Company held by a wholly-owned subsidiary of HTIHL.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.	Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such ordinary shares were held by companies of which Mr Li is interested in the entire issued share capital.

7.	Yuda Limited is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

Save as disclosed above, as at 30 June 2008, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, as recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.

20	Hutchison Telecommunications International Limited 2008 Interim Report

Disclosure of Interests

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain share option schemes. The outstanding share options under the respective share option schemes for the six months ended 30 June 2008 are set out below.

(I)	Share Option Scheme of the Company

Particulars of share options outstanding under the share option scheme of the Company (the “Share Option Scheme”) at the beginning and at the end of the financial period for the six months ended 30 June 2008 and share options granted, exercised, lapsed or cancelled under such scheme during the period were as follows:-

										Price of share of the Company
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2008		Granted during the six months ended 30 June 2008	Exercised during the six months ended 30 June 2008	Lapsed/ cancelled during the six months ended 30 June 2008	Number of share options held at 30 June 2008	Exercise period of share options	Exercise price of share options (2) HK$	at the grant date of share options (3) HK$	at the exercise date of share options (4) HK$
Directors/ Alternate Directors
Lui Dennis Pok Man	8.8.2005	9,000,000		—	—	—	9,000,000	8.8.2006 to 7.8.2015	1.95	8.60	N/A
Tim Lincoln Pennington (5)	8.8.2005	3,333,333		—	(1,666,667)	—	1,666,666	8.8.2006 to 7.8.2015	1.95	8.60	11.08
Chan Ting Yu	8.8.2005	3,333,333		—	—	—	3,333,333	8.8.2006 to 7.8.2015	1.95	8.60	N/A
Wong King Fai, Peter (6)	8.8.2005	2,666,667		—	—	—	2,666,667	8.8.2006 to 7.8.2015	1.95	8.60	N/A
Woo Chiu Man, Cliff	8.8.2005	2,333,333		—	—	—	2,333,333	8.8.2006 to 7.8.2015	1.95	8.60	N/A

		20,666,666		—	(1,666,667)	—	18,999,999

Other employees in aggregate	8.8.2005	13,266,667	(7)	—	(2,416,667)	(1,750,000)	9,100,000	8.8.2006 to 7.8.2015	1.95	8.60	10.80
	23.11.2007	13,850,000		—	—	—	13,850,000	23.11.2008 to 22.11.2017	11.51	11.26	N/A

Total		47,783,333		—	(4,083,334)	(1,750,000)	41,949,999

Hutchison Telecommunications International Limited 2008 Interim Report	21

Disclosure of Interests

Notes:

1.	The share options will be vested according to a schedule, namely, as to as close to one-third of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

2.	The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme (as amended).

3.	The stated price was the Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of the grant of the share options.

4.	The stated price was the weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised.

5.	Mr Tim Lincoln Pennington has tendered his resignation as a director of the Company with effect from 20 August 2008.

6.	Mr Wong King Fai, Peter was appointed as a director of the Company on 3 January 2008.

7.	The number of share options is exclusive of those options held by Mr Wong King Fai, Peter which are disclosed under the category of Directors in this section.

As at 30 June 2008, the Company had 41,949,999 share options outstanding under the Share Option Scheme.

No share option had been granted under the Share Option Scheme during the six months ended 30 June 2008.

(II)	Employee Stock Option Plans of Partner Communications Company Ltd.

2004 Share Option Plan

The 2004 Share Option Plan (as amended on 1 March 2006 and 25 June 2008) (the “2004 Plan”) was approved by the board of directors of Partner Communications Company Ltd. (“Partner Communications”) in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption on 12 July 2004.

1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner Communications in 1998 and 2000 respectively. Until November 2003, Partner Communications granted share options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of share options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Share options granted under the 1998 Plan, the 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of share options will be made under the said three plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and Hutchison Whampoa Limited respectively. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

22	Hutchison Telecommunications International Limited 2008 Interim Report

Disclosure of Interests

Details of the movement of share options outstanding under the four employee stock option plans of Partner Communications during the six months ended 30 June 2008 are as follows:

					Lapsed/ cancelled during the six months ended 30 June 2008				Price of Partner Communications share
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2008	Granted during the six months ended 30 June 2008	Exercised during the six months ended 30 June 2008		Number of share options held at 30 June 2008 (1)	Exercise period of share options (2)	Exercise price of share options US$/NIS	at the grant date of share options (3) NIS	at the exercise date of share options (4) NIS
Employees in aggregate

1998 Plan	5.11.1998 to 22.12.2002	3,386	—	(3,383)	(3)	—	5.11.1999 to 15.12.2011	US$0.343 and NIS 20.45	0.01	76.16

2000 Plan	3.11.2000 to 30.12.2003	193,500	—	(7,500)	—	186,000	3.11.2000 to 30.12.2012	NIS 17.25 to NIS 27.35	17.25 to 27.35	82.69

2003	30.12.2003	—	—	—	—	—	N/A	NIS 20.45	34.12	N/A

Amended Plan

2004 Plan	29.11.2004 to 19.2.2008	2,666,932	76,000	(197,100)	(117,514)	2,428,318	29.11.2004 to 19.2.2018	NIS 26.74 to NIS 66.05	31.45 to 78.90	79.05

Total		2,863,818	76,000	(207,983)	(117,517)	2,614,318

Notes:

1.	The number of share options disclosed is the aggregate figure of share options held at 30 June 2008 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.

2.	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversaries of the date of employment of the grantee or date of grant, unless otherwise specified by the Compensation Committee of Partner Communications.

3.	The stated price was the average closing price of Partner Communications shares as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant of share options.

4.	The stated price was the weighted average closing price of Partner Communications shares immediately before the dates on which the share options were exercised.

As at 30 June 2008, Partner Communications had in aggregate 2,614,318 share options outstanding under the four employee stock option plans.

The fair value of share options granted during the six months ended 30 June 2008 was determined using the Black-Scholes valuation model. The significant inputs into the model were standard deviation of expected share price returns of 24%, weighted average dividend yield of 6.21%, expected life of share options of three years and annual risk-free interest rate of 4.25%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over three years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

Hutchison Telecommunications International Limited 2008 Interim Report	23

Corporate Governance

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers that effective corporate governance practices are essential to enhancing shareholder value and protecting stakeholder interests. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure effective internal controls, transparency and accountability to all stakeholders.

Compliance with the Code on Corporate Governance Practices

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended 30 June 2008. Corporate governance practices adopted by the Company during such period are in conformity with those adopted by the Company for the year ended 31 December 2007, which were set out in the 2007 Annual Report of the Company.

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Group’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout the accounting period covered by this interim report.

Audit Committee

The Audit Committee of the Company comprises the three Independent Non-executive Directors: Messrs Kevin Westley, John Stanton and Kwan Kai Cheong, chaired by Mr Westley. All committee members possess appropriate business and financial management experience and skills to understand financial statements and internal controls. In addition, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the assistance of outsiders with relevant experience and expertise if it considers necessary. The Audit Committee meets regularly with management and the external auditor of the Company and reviews matters relating to audit, accounting and financial statements as well as internal control, risk evaluation and general compliance of the Group and reports directly to the Board. The terms of reference of the Audit Committee adopted by the Board are published on the Company’s website. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2008 have been reviewed and endorsed by the Audit Committee.

Remuneration Committee

The Remuneration Committee of the Company comprises three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Fok Kin-ning, Canning with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors, as members. The Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages. The terms of reference of the Committee adopted by the Board are published on the Company’s website.

24	Hutchison Telecommunications International Limited 2008 Interim Report

Report on Review of Interim Financial Report

To the Board of Directors of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 25 to 52, which comprises the condensed consolidated balance sheet of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2008 and the related condensed consolidated profit and loss account, condensed consolidated statement of recognised income and expense and condensed consolidated cash flow statement for the six-month period then ended and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial report in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial report based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 19 August 2008

Hutchison Telecommunications International Limited 2008 Interim Report	25

Condensed Consolidated Profit and Loss Account

For the six months ended 30 June

	Note	Unaudited 2007 HK$ millions		Unaudited 2008 HK$ millions		Unaudited 2008 US$ millions
						(Note 32)
Continuing operations:
Turnover	5		9,639		11,760		1,508
Cost of inventories sold			(1,144)		(1,342)		(172)
Staff costs			(1,001)		(1,229)		(158)
Depreciation and amortisation			(1,982)		(2,406)		(309)
Other operating expenses			(4,684)		(5,966)		(765)
Profit on disposal of investments and others, net	7		4		1,464		188

Operating profit			832		2,281		292
Interest income	8		628		632		81
Interest and other finance costs	8		(797)		(516)		(66)

Profit before taxation			663		2,397		307
Taxation	9		(322)		(434)		(56)

Profit for the period from continuing operations			341		1,963		251

Discontinued operations:
Profit from discontinued operations	10		70,502		—		—

Profit for the period			70,843		1,963		251

Attributable to:
Equity holders of the Company:
– continuing operations			57		1,165		149
– discontinued operations			70,031		—		—

			70,088		1,165		149

Minority interest:
– continuing operations			284		798		102
– discontinued operations			471		—		—

			755		798		102

			70,843		1,963		251

Dividend	11		32,234		—		—

Earnings per share from continuing operations attributable to equity holders of the Company:
– basic	12	HK$	0.01	HK$	0.24	US$	0.03

– diluted	12	HK$	0.01	HK$	0.24	US$	0.03

Earnings per share attributable to equity holders of the Company:
– basic	12	HK$	14.69	HK$	0.24	US$	0.03

– diluted	12	HK$	14.59	HK$	0.24	US$	0.03

The accompanying notes are an integral part of these condensed consolidated interim accounts.

26	Hutchison Telecommunications International Limited 2008 Interim Report

Condensed Consolidated Balance Sheet

	Note	Audited As at 31 December 2007 HK$ millions	Unaudited As at 30 June 2008 HK$ millions	Unaudited As at 30 June 2008 US$ millions
				(Note 32)
ASSETS
Current assets
Cash and cash equivalents	13	36,611	37,234	4,775
Trade and other receivables	14	4,702	5,508	707
Stocks		515	468	60
Derivative financial assets	15(a)	25	109	14

Total current assets		41,853	43,319	5,556

Assets held for sale	16	—	504	65

Non-current assets
Fixed assets	17	16,950	17,385	2,230
Goodwill	18	6,070	6,342	813
Other intangible assets	19	7,818	8,214	1,053
Other non-current assets	20	3,354	3,466	446
Deferred tax assets		376	377	48
Interests in associates		2	2	—
Interest in a jointly controlled entity		—	18	2

Total non-current assets		34,570	35,804	4,592

Total assets		76,423	79,627	10,213

LIABILITIES
Current liabilities
Trade and other payables	21	7,902	8,469	1,086
Borrowings	22	5,083	6,737	864
Current income tax liabilities		111	132	17
Derivative financial liabilities	15(b)	119	134	17

Total current liabilities		13,215	15,472	1,984

Liabilities associated with assets held for sale	16	—	140	18

Non-current liabilities
Borrowings	22	5,937	4,532	581
Deferred tax liabilities		584	622	80
Other non-current liabilities	23	2,551	2,531	325

Total non-current liabilities		9,072	7,685	986

Total liabilities		22,287	23,297	2,988

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	24(a)	1,195	1,197	154
Reserves	25	50,089	51,836	6,648

		51,284	53,033	6,802
Minority interest	26	2,852	3,297	423

Total equity		54,136	56,330	7,225

Total equity and liabilities		76,423	79,627	10,213

Net current assets		28,638	27,847	3,572

Total assets less current liabilities		63,208	64,155	8,229

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2008 Interim Report	27

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	Unaudited 2007 HK$ millions	Unaudited 2008 HK$ millions	Unaudited 2008 US$ millions
			(Note 32)
Cash flows from operating activities
Continuing operations:
Profit before taxation	663	2,397	307
Adjustments for:
– Interest income	(628)	(632)	(81)
– Interest and other finance costs	797	516	66
– Depreciation and amortisation	1,982	2,406	309
– Share-based payments	36	60	8
– Profit on disposal of investments and others, net	(4)	(1,464)	(188)
– Loss on disposal of fixed assets	2	1	—
– Write-off of customer acquisition and retention costs	26	10	1
– Changes in working capital
– (Increase)/Decrease in stocks	(59)	20	3
– Increase in trade receivables, other receivables and prepayments	(852)	(317)	(41)
– Decrease in receivable from related companies	21	—	—
– Increase in trade and other payables	411	1,257	161
– Increase/(Decrease) in payable to related companies	56	(14)	(2)

Cash generated from continuing operations	2,451	4,240	543
Interest received	604	580	74
Interest and other finance costs paid	(648)	(214)	(27)
Taxes paid	(369)	(499)	(64)

Net cash generated from operating activities of continuing operations	2,038	4,107	526

Discontinued operations:
Cash generated from discontinued operations	932	—	—
Interest received	16	—	—
Interest and other finance costs paid	(713)	—	—
Taxes paid	(89)	—	—

Net cash generated from operating activities of discontinued operations	146	—	—

Net cash generated from operating activities	2,184	4,107	526

The accompanying notes are an integral part of these condensed consolidated interim accounts.

28	Hutchison Telecommunications International Limited 2008 Interim Report

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	Unaudited 2007 HK$ millions	Unaudited 2008 HK$ millions	Unaudited 2008 US$ millions
			(Note 32)
Cash flows from investing activities
Continuing operations:
Purchases of fixed assets	(970)	(2,908)	(374)
Upfront and fixed periodic payments for telecommunications licences	(135)	(450)	(58)
Additions to customer acquisition and retention costs	(261)	(292)	(37)
Additions to prepaid capacity and maintenance	(68)	(9)	(1)
Purchase of shares of a subsidiary under a share buy-back plan	—	(453)	(58)
Deposit received for disposal of a subsidiary	—	552	71
Advanced payments for network rollout	(272)	—	—
Reduction of deposits pledged with banks	7	—	—
Proceeds on disposal of fixed assets	11	4	1
Proceeds on disposal of base station tower sites	—	1,189	152
Increase in interest in a jointly controlled entity	—	(18)	(2)

Net cash used in investing activities of continuing operations	(1,688)	(2,385)	(306)

Discontinued operations:
Cash used in investing activities	(4,697)	—	—
Proceeds on disposal of subsidiaries, net of cash disposed of	83,185	—	—

Net cash generated from investing activities of discontinued operations	78,488	—	—

Net cash generated from/(used in) investing activities	76,800	(2,385)	(306)

Cash flows from financing activities
Continuing operations:
Net cash used in financing activities	(10,330)	(507)	(65)
Proceeds from exercise of share options of the Company	82	1	—
Proceeds from exercise of share options of a subsidiary	98	13	2
Dividend paid to the Company’s shareholders	(32,234)	—	—
Dividend paid to minority shareholders	(259)	(554)	(72)
Drawing of loan from minority shareholders	129	4	1
Settlement and rollover of derivatives	—	(110)	(14)

Net cash used in financing activities of continuing operations	(42,514)	(1,153)	(148)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	1,708	—	—

Net cash used in financing activities	(40,806)	(1,153)	(148)

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2008 Interim Report	29

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	Note	Unaudited 2007 HK$ millions	Unaudited 2008 HK$ millions	Unaudited 2008 US$ millions
				(Note 32)
Increase in cash and cash equivalents		38,178	569	72
Cash and cash equivalents and bank overdrafts as at 1 January		2,048	36,611	4,696

Cash and cash equivalents and bank overdrafts as at 30 June	13	40,226	37,180	4,768

Analysis of net cash
Cash and cash equivalents and bank overdrafts as at 30 June	13	40,226	37,180	4,768
Add: Bank overdrafts	13	—	54	7

Cash and cash equivalents as at 30 June		40,226	37,234	4,775
Borrowings as at 30 June	22	(13,602)	(11,269)	(1,445)

Net cash as at 30 June		26,624	25,965	3,330

The accompanying notes are an integral part of these condensed consolidated interim accounts.

30	Hutchison Telecommunications International Limited 2008 Interim Report

Condensed Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June

	Unaudited 2007 HK$ millions	Unaudited 2008 HK$ millions	Unaudited 2008 US$ millions
			(Note 32)
Currency translation differences	1,060	990	127
Cash flow hedges
– effective portion of changes in fair value	—	(102)	(13)
– transfer from equity to profit and loss account	—	95	12
Actuarial gains of defined benefit plans	1	—	—

Net income recognised directly in equity	1,061	983	126
Profit for the period	70,843	1,963	251

Total recognised income for the period	71,904	2,946	377

Attributable to:
Equity holders of the Company	70,820	1,690	216
Minority interest	1,084	1,256	161

	71,904	2,946	377

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2008 Interim Report	31

Notes to the Condensed Consolidated Interim Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive,
PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka, and Ghana (in which the Group’s entire indirect interests has been disposed of on 11 July 2008 as set out in Note 31). The Group also has a fixed-line telecommunications business in Hong Kong.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 19 August 2008.

2.	Change in Financial Reporting Standards

In 2007 and prior years, the Group’s interim accounts had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). The Company had changed the financial reporting standards from HKFRS to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”, which term collectively includes International Accounting Standards (“IAS”) and related interpretations) and had prepared its consolidated accounts in accordance with IFRS with effect from the year ended 31 December 2007. There was no adjustment required on the opening balance sheet as at 1 January 2007 on the transition from HKFRS to IFRS. Details of the change are set out in Note 2 and Note 4 of the annual accounts for the year ended 31 December 2007. Accordingly, the accounting policies used in the preparation of these interim accounts for the six months ended 30 June 2008 are in accordance with IFRS and the same basis were used in the comparative accounts for the six months ended 30 June 2007.

3.	Basis of Preparation

These interim accounts are for the six months ended 30 June 2008. They have been prepared in accordance with IAS 34 “Interim Financial Reporting”. These interim accounts should be read in conjunction with the annual accounts for the year ended 31 December 2007.

32	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

4.	Significant Accounting Policies

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2007 annual accounts, except for the adoption of the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on 1 January 2008:

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new or revised IFRS has no material effect on the Group’s results and financial position for the current or prior periods.

In addition to the above new or revised IFRS effective for accounting periods beginning on 1 January 2008, the Group has first adopted certain accounting policies in these interim accounts for the six months ended 30 June 2008 as follows:

(a)	Cash Flow Hedge

Beginning on or after 1 January 2008, certain forward foreign exchange contracts entered into by the Group were designated as cash flow hedges of the foreign exchange risk in the Group’s foreign currency denominated borrowings, details of which are set out in Note 15. Under cash flow hedge accounting, changes in the fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account as interest and other finance costs, net.

(b)	Assets or Disposal Group Held for Sale

During the six months ended 30 June 2008, an agreement was entered into to sell the Group’s indirect interests in Ghana. In addition, the Group’s Vietnam operations was granted an approval to convert its CDMA network to GSM whereas certain CDMA equipment that cannot be converted for utilisation under the GSM technology is to be sold, details of which are set out in Note 16. Accordingly, the assets and liabilities pertaining to the Ghana operations and the CDMA equipment to be sold are classified as assets and liabilities held for sale respectively and are stated at the lower of their carrying amount and fair value less costs to sell.

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for continuing operations is as follows:

	Six months ended 30 June
	2007 HK$ millions	2008 HK$ millions
Mobile telecommunications services	7,591	9,472
Mobile telecommunications products	837	918
Fixed-line telecommunications services	1,199	1,352
Other non-telecommunications businesses	12	18

	9,639	11,760

Hutchison Telecommunications International Limited 2008 Interim Report	33

Notes to the Condensed Consolidated Interim Accounts

6.	Segment Information

Segment information is provided on the basis of primary geographical regions, the basis which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss) agreed to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

	Six months ended 30 June 2007
	Hong Kong and Macau							Continuing operations Total HK$ millions	Discontinued operations -India HK$ millions
	Mobile HK$ millions	Fixed-line HK$ millions	Subtotal HK$ millions	Israel HK$ millions	Thailand HK$ millions	Indonesia HK$ millions	Others* HK$ millions
Turnover	2,322	1,199	3,521	5,420	495	—	203	9,639	6,989
Operating costs	(1,550)	(733)	(2,283)	(3,631)	(463)	(138)	(314)	(6,829)	(4,676)
Depreciation and amortisation	(538)	(315)	(853)	(775)	(305)	(1)	(48)	(1,982)	(187)
Profit on disposal of investments and others, net	—	—	—	4	—	—	—	4	—

Operating profit/(loss)	234	151	385	1,018	(273)	(139)	(159)	832	2,126

Capital expenditures incurred during the period on
– fixed assets	192	185	377	364	17	66	649	1,473	3,330

– other intangible assets	247	14	261	1	—	79	—	341	48

		Six months ended 30 June 2008
		Hong Kong and Macau
		Mobile HK$ millions	Fixed-line HK$ millions	Subtotal HK$ millions	Israel HK$ millions	Thailand HK$ millions	Indonesia HK$ millions	Others* HK$ millions	Total HK$ millions
Turnover		2,399	1,352	3,751	6,990	621	150	248	11,760
Operating costs		(1,524)	(843)	(2,367)	(4,621)	(562)	(498)	(489)	(8,537)
Depreciation and amortisation		(638)	(329)	(967)	(1,025)	—	(165)	(249)	(2,406)
Profit on disposal of investments and others, net		—	—	—	1	—	1,463	—	1,464

Operating profit/(loss)		237	180	417	1,345	59	950	(490)	2,281

Capital expenditures incurred during the period on
– fixed assets		229	124	353	546	18	947	278	2,142

– other intangible assets		271	21	292	—	—	—	—	292

*	“Others” segment comprised Sri Lanka, Ghana, Vietnam and Corporate.

34	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

7.	Profit on Disposal of Investments and Others, Net

			Six months ended 30 June
	Note		2007 HK$ millions	2008 HK$ millions
Net profit on partial disposal of subsidiaries	(a	)	4	1
Profit on disposal of base station tower sites	(b	)	—	732
Other income, net	(c	)	—	731

			4	1,464

(a)	Net Profit on Partial Disposal of Subsidiaries

During the six months ended 30 June 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$1 million (six months ended 30 June 2007 – HK$4 million) following the exercise of share options held by the option holders of Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company.

(b)	Profit on Disposal of Base Station Tower Sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. During the six months ended 30 June 2008, sale of first tranche comprising 1,128 sites was completed whereby the Group recognised a gain of US$94 million (HK$732 million) from the sale.

Concurrent with Tranche 1 completion, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price. The transaction has been accounted for as an operating lease and the Group recognised an operating lease expense of

HK$20 million during the period ended 30 June 2008.

(c)	Other Income, Net

During the period ended 30 June 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the profit and loss account for the six months ended 30 June 2008 of which US$47.5 million (approximately HK$371 million) remained in amounts receivable in the balance sheet at that date.

Hutchison Telecommunications International Limited 2008 Interim Report	35

Notes to the Condensed Consolidated Interim Accounts

8.	Interest and Other Finance Costs, Net

	Six months ended 30 June
	2007 HK$ millions	2008 HK$ millions
Interest income	628	632
Interest and other finance costs	(797)	(516)

Interest and other finance costs, net	(169)	116

Capitalisation rate applied to funds borrowed for the funding of the assets	4.71% to 7.38%	3.90% to 6.98%

Interest capitalised	107	2

9.	Taxation

	Six months ended 30 June
	2007			2008
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	(3)	—	(3)	—	42	42
Outside Hong Kong	383	(58)	325	488	(96)	392

	380	(58)	322	488	(54)	434

Hong Kong profits tax has been provided for at the rate of 16.5% (six months ended 30 June 2007 – 17.5%) on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profits tax rate in Hong Kong and a change in the profitability of the Group’s subsidiaries in respective countries.

10.	Profit from Discontinued Operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP Investments (Holdings) Limited (“CGP”), a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as Vodafone Essar Limited) and its subsidiaries to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. On 8 May 2007, the Company completed the Transaction and recognised a disposal gain of approximately HK$69,343 million. Profit pertaining to the Indian mobile telecommunications operations for the period ended 8 May 2007 was HK$1,159 million and as a result, profit from discontinued operations of HK$70,502 million was recorded for the six months ended 30 June 2007. Note 6 sets out details of the operating results of the discontinued operations up to the date of disposal.

36	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

11.	Dividend

During the six months ended 30 June 2007, the Company declared a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate, and paid on 29 June 2007. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP as set out in Note 10.

The Company did not declare any dividend for the six months ended 30 June 2008.

12.	Earnings per Share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2007	2008
Weighted average number of shares in issue	4,770,927,865	4,784,413,333

Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	57	1,165

Basic earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.01	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.68	—

Profit attributable to equity holders of the Company (HK$ millions)	70,088	1,165

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	14.69	0.24

Hutchison Telecommunications International Limited 2008 Interim Report	37

Notes to the Condensed Consolidated Interim Accounts

12.	Earnings per Share (continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Partner Communications is the only subsidiary which has employee stock option plans. The employee stock options of Partner

Communications outstanding as at 30 June 2007 and 2008 did not have a dilutive effect on earnings per share.

	Six months ended 30 June
	2007	2008
Weighted average number of shares in issue	4,770,927,865	4,784,413,333
Adjustment for share options	33,171,383	24,666,453

Weighted average number of shares for the purpose of diluted earnings per share	4,804,099,248	4,809,079,786

Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	57	1,165

Diluted earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.01	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.58	—

Profit attributable to equity holders of the Company (HK$ millions)	70,088	1,165

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	14.59	0.24

38	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

13.	Cash and Cash Equivalents

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Cash at bank and on hand	1,211	470
Short-term bank deposits	35,400	36,764

	36,611	37,234

Cash and cash equivalents and bank overdrafts include the following for the purpose of the cash flow statement:

	Note	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Cash and cash equivalents		36,611	37,234
Bank overdrafts	22	—	(54)

		36,611	37,180

Hutchison Telecommunications International Limited 2008 Interim Report	39

Notes to the Condensed Consolidated Interim Accounts

14.	Trade and Other Receivables

	Note		As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Trade receivables			3,716	4,175
Less: Provision for impairment of trade receivables			(575)	(673)

Trade receivables, net of provision	(a	)	3,141	3,502
Other receivables and prepayments			1,010	1,639
Held-to-maturity debt securities			551	367

			4,702	5,508

(a)	Trade Receivables, Net of Provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	2,016
31 – 60 days	655	583
61 – 90 days	151	188
Over 90 days	829	715

	3,141	3,502

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

40	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

15.	Derivative Financial Assets and Liabilities

(a)	Derivative Financial Assets

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Not qualified for hedge
Forward foreign exchange contracts	7	1
Other derivatives	18	52

	25	53
Cash flow hedge
Forward foreign exchange contracts	—	56

	25	109

(b)	Derivative Financial Liabilities

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Not qualified for hedge
Currency swap	22	19
Forward foreign exchange contracts	97	42

	119	61
Cash flow hedge
Forward foreign exchange contracts	—	73

	119	134

On 1 January 2008 and as at 30 June 2008, certain forward foreign exchange contracts with notional amount of US$1,095 million and US$625 million respectively were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operations arising from its US dollar intercompany loans from the Group.

Hutchison Telecommunications International Limited 2008 Interim Report	41

Notes to the Condensed Consolidated Interim Accounts

16.	Assets Held for Sale/Liabilities Associated with Assets Held for Sale

Assets held for sale and the liabilities associated with assets held for sale comprised the following:

	Note		As at 30 June 2008 HK$ millions
Assets held for sale
Disposal group	(a	)	348
Non-current assets	(b	)	156

			504

Liabilities associated with assets held for sale
Disposal group	(a	)	140

(a)	Disposal Group Held for Sale

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell all of the indirect interests in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited for a cash consideration of HK$583.5 million (approximately US$75 million). As at 30 June 2008, the assets and liabilities pertaining to the Ghana operations amounting to HK$348 million and HK$140 million respectively were classified as a disposal group held for sale and were stated at the lower of their carrying amounts and fair values less costs to sell. The Ghana operations are not considered discontinued operations as they do not represent a major line of operation within the Group. The transaction was completed on 11 July 2008 (details of which are set out in Note 31).

(b)	Non-current Assets Held for Sale

During the period ended 30 June 2008, the Group’s Vietnam operations received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted, resulting in the acceleration of depreciation of these assets to their fair values less cost to sell up to 30 June 2008 and the accelerated depreciation deemed necessary be recognised during the six month ended 30 June 2008. As of 30 June 2008, the Group has initiated an active program to sell these assets. With reference to offers received from interested buyers, the residual value of these CDMA equipment is estimated to be approximately US$20 million (approximately HK$156 million). As a result of the above, accelerated depreciation expense of US$20.8 million (approximately HK$162 million) was recorded during the six months ended 30 June 2008 (Note 17) for these equipment, which are classified as non-current assets held for sale as of 30 June 2008.

42	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

17.	Fixed Assets

	Buildings HK$ millions	Telecommunications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
As at 1 January 2008
Cost	85	32,611	690	6,768	40,154
Accumulated depreciation and impairment losses	(26)	(18,090)	—	(5,088)	(23,204)

Net book value	59	14,521	690	1,680	16,950

Six months ended 30 June 2008
Net book value as at 1 January 2008	59	14,521	690	1,680	16,950
Additions	—	1,685	248	209	2,142
Disposals	—	(390)	(3)	(1)	(394)
Transfer between categories	—	187	(260)	73	–
Transfer to assets held for sale	—	(180)	(59)	(40)	(279)
Transfer to other assets	—	(17)	—	—	(17)
Depreciation	(1)	(1,313)	—	(295)	(1,609)
Exchange translation differences	—	443	31	118	592

Net book value as at 30 June 2008	58	14,936	647	1,744	17,385

As at 30 June 2008
Cost	85	34,997	647	7,309	43,038
Accumulated depreciation and impairment losses	(27)	(20,061)	—	(5,565)	(25,653)

Net book value	58	14,936	647	1,744	17,385

During the six months ended 30 June 2008, the Group recognised a total additional depreciation of HK$305 million that comprised accelerated depreciation for CDMA equipment not convertible to GSM and their related capitalised expenses of HK$162 million (Note 16(b)) and HK$19 million respectively; and an amount of HK$124 million for 3G network equipment recorded by Partner Communications.

18.	Goodwill

HK$ millions
Gross carrying amount and net book value as at 1 January 2008	6,070
Relating to additional equity interests in subsidiaries acquired	179
Relating to subsidiaries partially disposed of	(1)
Transfer to assets held for sale	(79)
Exchange translation differences	173

Gross carrying amount and net book value as at 30 June 2008	6,342

Accumulated impairment losses as at 1 January 2008 and 30 June 2008	—

Hutchison Telecommunications International Limited 2008 Interim Report	43

Notes to the Condensed Consolidated Interim Accounts

19.	Other Intangible Assets

	Telecommunications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

Six months ended 30 June 2008
Net book value as at 1 January 2008	4,040	500	669	2,609	7,818
Additions	—	292	—	—	292
Write-off	—	(10)	—	—	(10)
Transfer to assets held for sale	(62)	—	—	—	(62)
Amortisation	(194)	(279)	(26)	(237)	(736)
Exchange translation differences	374	—	110	428	912

Net book value as at 30 June 2008	4,158	503	753	2,800	8,214

As at 30 June 2008
Cost	8,433	1,161	931	4,379	14,904
Accumulated amortisation	(4,275)	(658)	(178)	(1,579)	(6,690)

Net book value	4,158	503	753	2,800	8,214

20.	Other Non-current Assets

	Note		As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Prepaid capacity and maintenance			1,225	1,178
Other receivables and prepayments			1,657	1,672
Advanced payments for network rollout			—	144
Long-term deposits	(a	)	452	452
Pension assets			20	20

			3,354	3,466

(a)	As at 30 June 2008, the long-term deposits are pledged to a bank as collateral to certain performance bonds required by the Office of Telecommunications Authority in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

44	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

21.	Trade and Other Payables

	Note	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Trade payables	(a)	1,752	1,802
Accrued expenses and other payables		4,236	4,979
Deferred revenue		349	335
Receipts in advance		927	945
Payables to related companies	30(c)	61	47
Current portion of licence fees liabilities		577	361

		7,902	8,469

(a)	Trade Payables

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
The ageing analysis of trade payables is as follows:
Current	1,008	1,212
31 – 60 days	649	309
61 – 90 days	27	115
Over 90 days	68	166

	1,752	1,802

22.	Borrowings

	Note	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Current
Bank overdrafts	13	—	54
Bank loans		4,515	4,466
Other loans		568	1,821
Notes and debentures		—	396

		5,083	6,737

Non-current
Bank loans		54	38
Other loans		1,814	—
Notes and debentures		4,069	4,494

		5,937	4,532

Total borrowings		11,020	11,269

Hutchison Telecommunications International Limited 2008 Interim Report	45

Notes to the Condensed Consolidated Interim Accounts

22.	Borrowings (continued)

The maturity of borrowings is as follows:

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Bank overdrafts	—	54
Bank loans
Not later than 1 year	4,515	4,466
After 1 year, but within 2 years	35	38
After 2 years, but within 5 years	19	—
Other loans
Not later than 1 year	568	1,821
After 1 year, but within 2 years	1,814	—
Notes and debentures
Not later than 1 year	—	396
After 1 year, but within 2 years	1,009	1,630
After 2 years, but within 5 years	3,060	2,864

	11,020	11,269

Included in other loans are obligations under finance lease repayable as follows:

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
The present value of finance lease obligations is as follows:
Not later than 1 year	564	382
After 1 year, but within 2 years	7	—

	571	382

The Group’s outstanding borrowings are denominated in the following currencies:

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Hong Kong dollars	4,138	4,076
New Israeli Shekel	4,099	4,929
Thai Baht	309	314
US dollars	2,474	1,896
Sri Lankan Rupees	—	54

	11,020	11,269

46	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

22.	Borrowings (continued)

As at 30 June 2008, total borrowings of HK$135 million (as at 31 December 2007 – HK$182 million) were guaranteed by members of Hutchison Whampoa Limited (“HWL”) group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the six months ended 30 June 2008 in respect of these borrowings was HK$3 million (six months ended 30 June 2007 – HK$41 million).

As at 30 June 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 30 June 2008, these fixed assets and current assets had a carrying value of HK$2,771 million (as at 31 December 2007 – HK$4,971 million) and HK$640 million (as at 31 December 2007 – HK$2,398 million) respectively. As at 30 June 2008, the Group had total current borrowings of HK$6,737 million (as at 31 December 2007 – HK$5,083 million) and total non-current borrowings of HK$4,532 million (as at 31 December 2007 – HK$5,937 million) respectively, HK$1,806 million (as at 31 December 2007 – HK$4,600 million) of the Group’s current borrowings were secured whilst none (as at 31 December 2007 – HK$1,807 million) of the Group’s non-current borrowings were secured.

23.	Other Non-current Liabilities

	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Non-current licence fees liabilities	2,289	2,218
Pension obligations	13	16
Employee retirement obligations	88	115
Accrued expenses and other payables	161	182

	2,551	2,531

Hutchison Telecommunications International Limited 2008 Interim Report	47

Notes to the Condensed Consolidated Interim Accounts

24.	Share Capital

(a)	Share Capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company comprises 10 billion ordinary shares of HK$0.25 each (as at 31 December 2007 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (as at 31 December 2007 – 1 million preference shares of US$0.01 each).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance as at 1 January 2007	4,765,972,542	1,191
Issued during the year	16,190,333	4

Balance at 31 December 2007	4,782,162,875	1,195

Balance as at 1 January 2008	4,782,162,875	1,195
Issued during the period (Note 24(b))	4,083,334	2

Balance as at 30 June 2008	4,786,246,209	1,197

(b)	Share Options of the Company

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	Weighted average exercise price per share (HK$)	Number of options involved (thousands)
As at 1 January 2008	4.72	47,783
Granted	—	—
Forfeited	1.95	(1,750)
Exercised (Note 24(a)(ii))	1.95	(4,083)

As at 30 June 2008	5.11	41,950

As at 30 June 2008, out of the 41,950 thousand outstanding share options (as at 31 December 2007 – 47,783 thousand), 9,667 thousand (as at 31 December 2007 – 13,750 thousand) share options were exercisable. Share options exercised in the first six months of 2008 resulted in 4,083 thousand (six months ended 30 June 2007 – 9,424 thousand) shares being issued at HK$1.95 (six months ended 30 June 2007 – HK$8.70) each. The related weighted average share price at the time of exercise was HK$10.91 per share (six months ended 30 June 2007 – HK$15.80). Out of the 41,950 thousand outstanding share options, 28,100 thousand and 13,850 thousand options are expiring on 7 August 2015 and 22 November 2017 respectively.

48	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

25.	Reserves

	Share premium HK$ millions	Retained earnings/ (Accumulated losses) HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	733	(2)	—	731
Profit attributable to equity holders of the Company for the period	—	70,088	—	—	—	70,088
Relating to subsidiaries disposed of	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 11)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme
– value of services provided	—	—	—	36	—	36
Issuance of ordinary shares arising from exercise of employee share options	108	—	—	(29)	—	79
Actuarial gains of defined benefit plans	—	1	—	—	—	1

As at 30 June 2007	21,449	30,940	(750)	182	1,233	53,054

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Currency translation differences	—	—	583	(51)	—	532
Cash flow hedges
– effective portion of changes in fair value	—	—	—	(102)	—	(102)
– transfer from equity to profit and loss account	—	—	—	95	—	95
Profit attributable to equity holders of the Company for the period	—	1,165	—	—	—	1,165
Relating to dilution of interest in a subsidiary	—	—	—	(2)	—	(2)
Employee share option scheme
– value of services provided	—	—	—	60	—	60
Issuance of ordinary shares arising from exercise of employee share options	38	—	—	(39)	—	(1)

As at 30 June 2008	21,548	28,936	(151)	270	1,233	51,836

Hutchison Telecommunications International Limited 2008 Interim Report	49

Notes to the Condensed Consolidated Interim Accounts

26.	Minority Interest

	2007 HK$ millions	2008 HK$ millions
As at 1 January	5,758	2,852
Minority interest in profit	755	798
Relating to exercise of share options of a subsidiary	82	11
Relating to subsidiaries disposed of	(4,475)	—
Dividend paid to minority shareholders	(259)	(554)
Drawing of loan from minority shareholders	129	4
Share of other reserves	9	2
Relating to share buy-back of a subsidiary	—	(274)
Exchange translation differences	329	458

As at 30 June	2,328	3,297

27.	Contingent Liabilities

As at 30 June 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to HK$60 million (as at 31 December 2007 – HK$60 million).

(b)	a total of 16 claims (as at 31 December 2007 – 12) against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2007	As at 30 June 2008
Alleged violation of antitrust law	238	277
Alleged consumer complaints	5,025	2,490
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,310

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims, and therefore no provision has been made.

(c)	potential claim of approximately NIS 42.5 million (approximately HK$98 million) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

50	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

28.	Commitments

Outstanding commitments of the Group not provided for in these interim accounts are as follows:

(a) Capital Commitments

	Contracted but not provided for		Authorised but not contracted for (Note)
	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Telecommunications, mobile network	2,870	4,265	4,512	1,439
Telecommunications, fixed network	261	344	375	264
Investment commitment	—	24	—	—

	3,131	4,633	4,887	1,703

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b) Operating Lease Commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions	As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
Not later than 1 year	690	806	290	333
Later than 1 year and not later than 5 years	1,225	1,408	157	661
Later than 5 years	805	891	1	982

	2,720	3,105	448	1,976

29.	Ultimate Holding Company

As at 30 June 2008, the Company was owned as to 59.28% by HWL with the remaining shares being widely held. The Directors regarded HWL as being the Company’s ultimate holding company.

Hutchison Telecommunications International Limited 2008 Interim Report	51

Notes to the Condensed Consolidated Interim Accounts

30.	Related Party Transactions

For the purposes of these interim accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related Party Group

Hutchison Group – HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the period are summarised below:

			Six months ended 30 June
			2007 HK$ millions	2008 HK$ millions
(a) Key management personnel remuneration:
Directors’ fees			2	2
Basic salaries, allowances and benefits-in-kind			4	7
Bonuses			7	13
Provident fund contributions			1	1
Share-based payments			6	17

			20	40

(b) Transactions with Hutchison Group:
Provision for fixed telecommunications and other services			(33)	(33)
Provision for mobile telecommunications services income			(15)	(7)
Rental expenses on lease arrangements			28	27
Bill collection services fee expenses			6	7
Roaming arrangement fee income			(4)	(12)
Sharing of services arrangements			15	16
Dealership services fee expenses			12	11
Global procurement services arrangements expenses			9	11
Provision of data center services			(9)	(9)
Purchase of handset and accessories			636	151
Purchase of office supplies			3	3
Advertising and promotion expenses			8	15
Guarantee and other finance fees			41	3
Interest income on non-current amount due from a related company			(3)	—
Purchase of cash voucher for capital expenditure settlement			—	3

	Note		As at 31 December 2007 HK$ millions	As at 30 June 2008 HK$ millions
(c) Balances with Hutchison Group:
Payables to related companies	(i	)	(61)	(47)

(i)	The payables to related companies, arose during the ordinary course of business, are unsecured, interest free and repayable on demand.

52	Hutchison Telecommunications International Limited 2008 Interim Report

Notes to the Condensed Consolidated Interim Accounts

31.	Subsequent Event

On 11 July 2008, the Group completed its disposal of the indirect interests in the Ghana operations as set out in Note 16(a) and the Group is expected to realise a gain of approximately HK$295 million.

32.	US Dollar Equivalents

The US dollar equivalents of the figures shown in these interim accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2008, which was HK$7.797 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited	2332
New York Stock Exchange, Inc.	HTX

Registered Office
Cricket Square
Hutchins Drive, PO Box 2681
Grand Cayman KY1-1111
Cayman Islands

Telephone:	+1 345 945 3901
Facsimile:	+1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House
10 Harcourt Road
Hong Kong

Telephone:	+852 2128 1188
Facsimile:	+852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

Telephone:	+852 2128 3222
Facsimile:	+852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street, George Town
Grand Cayman, Cayman Islands

Mailing address:	PO Box 705, Grand Cayman KY1-1107
Cayman Islands
Telephone:	+1 345 949 7055
Facsimile:	+1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17/F, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Telephone:	+852 2862 8628
Facsimile:	+852 2865 0990

ADS Depositary Citibank Shareholder Services PO Box 43077
Providence, Rhode Island 02940-3077
USA

Toll free for US only:	1 877 248 4237 CITI-ADR
From outside US:	+1 816 843 4281
Facsimile:	+1 201 324 3284
Email:	citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:	htilir@htil.com.hk
Telephone:	+852 2128 3145

Website

www.htil.com

Cautionary Statements

This interim report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.